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...AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primevest Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud	MN	56301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Schmitz (320) 656-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 2 1 2007

THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2007 WASH, D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Paul Shelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primevest Financial Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2010

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
PRIMEVEST® Financial Services, Inc. and Subsidiaries
December 31, 2006
with Report of Independent Registered Public Accounting Firm

PRIMEVEST® Financial Services, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2006

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
PRIMEVEST® Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of PRIMEVEST® Financial Services, Inc. and Subsidiaries (the Company, a wholly-owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of PRIMEVEST® Financial Services, Inc. and Subsidiaries as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 21, 2007

PRIMEVEST® Financial Services, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	20,876,622
Receivable from brokers, dealers, and clearing organizations		1,530,902
Receivable from customers, net of allowance for doubtful accounts of $250,000		31,199,963
Securities owned, at market value		8,743,580
Commissions receivable		4,295,560
Due from affiliates, including $337,511 under tax allocation agreement		1,652,556
Deferred tax asset		2,903,960
Other assets		7,233,610
Total assets	$	78,436,753
Liabilities and stockholder's equity		
Liabilities:		
Payable to brokers, dealers, and clearing organizations	$	1,644,471
Payable to customers		14,769,584
Commissions payable		13,157,289
Due to affiliates		2,765,224
Other liabilities		10,701,882
Total liabilities		43,038,450
Stockholder's equity:		
Common stock ($10 par value; 1,000,000 shares authorized; 81,468 shares issued and outstanding)		814,680
Additional paid-in capital		19,972,198
Retained earnings		14,611,425
Total stockholder's equity		35,398,303
Total liabilities and stockholder's equity	$	78,436,753

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

PRIMEVEST® Financial Services, Inc. and Subsidiaries (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the National Association of Security Dealers. The Company provides brokerage, insurance, and investment advisory services to customers through financial institutions and correspondent clearing services to affiliated and unaffiliated introducing broker-dealers. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (LCH or Parent). LCH is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Group N.V. (ING), a global financial services holding company based in the Netherlands.

The consolidated financial statements include the accounts of PRIMEVEST® Financial Services, Inc. and its wholly owned subsidiaries: Compulife Inc., Compulife Investor Services, Inc., Compulife Agency, Bancnorth Investment Group, Inc. (Bancnorth), Guaranty Brokerage Services, Inc. (Guaranty), PRIMEVEST® Insurance Agency of Texas, Inc., PRIMEVEST® Insurance Agency of New Mexico, Inc., PRIMEVEST® Insurance Agency of Oklahoma, Inc., PRIMEVEST® Insurance Agency of Ohio, Inc., PRIMEVEST® Insurance Agency of Alabama, Inc., PRIMEVEST® Insurance Agency of Nevada, Inc., PRIMEVEST® Insurance Agency of Wyoming, Inc. and Branson Insurance Agency, Inc. Bancnorth and Guaranty are introducing securities brokers established for the purpose of providing securities brokerage and insurance services to customers through financial institutions. The PRIMEVEST® insurance agencies were incorporated in their respective states for the purpose of providing the Company's customers with insurance products. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the consolidated statement of operations.

Receivable from Customers

Receivables from customers are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Furniture, Equipment and Leasehold Improvements

Furniture, office equipment, and leasehold improvements are stated at cost and depreciated using the straight-line method over their estimated useful lives of three to ten years. Furniture and equipment in the amount of $123,068, net of accumulated depreciation of $1,073,563, and leasehold improvements in the amount of $524,643, net of accumulated depreciation of $543,397, are included in other assets on the consolidated statement of financial condition.

Revenue Recognition

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated statement of financial condition that will result in taxable or deductible amounts in future years.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2006, the Company had no liabilities subordinated to the claims of general creditors.

Recently Issued Accounting Standards - Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate FIN 48 will have an impact on its financial condition.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2006. Significant components of the Company's deferred tax assets at December 31, 2006 are as follows:

Deferred tax assets:	
Pension	$ 1,595,320
Amortization	374,669
Deferred compensation	509,710
Legal fees	143,064
Other	281,197
Total deferred tax assets	$ 2,903,960

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Internal Revenue Service is currently examining the ING AIH's tax returns for the years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the consolidated statement of financial condition of the Company.

4. Employee Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2006 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

5. Commitments

The Company leases office space and office equipment under various noncancelable operating leases. In addition to base rents, certain operating costs of the leased premises are also to be paid. Minimum payments required under these leases for each of the three succeeding years are as follows:

2007	$ 987,251
2008	813,227
2009	39,938
Total	$ 1,840,416

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

In August 2006, the Company settled an administrative proceeding with the National Association of Securities Dealers (NASD) for violations of the NASD Conduct Rules in connection with directed brokerage. Under the terms of the Letter of Acceptance, Waiver and Consent (AWC) with the NASD, under which the Company neither admitted nor denied the allegations or findings, the Company consented to a fine, which was paid and is reflected in the statement of income.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Related Party Transactions

ING Brokers Network, LLC (ING BN) (an affiliated company) and ING AIH performed certain general administrative services for the Company.
Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

8. Short-Term Borrowings

The Company has a $50,000,000 uncommitted line of credit available with a nationally recognized financial institution. There were no outstanding borrowings at December 31, 2006. The line of credit is due on demand.

9. Off-Balance Sheet Risk

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance-sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or counterparties are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2006, the Company had net capital of $22,916,041, which was $22,248,770 in excess of required net capital of $667,271. The Company's ratio of net capital to aggregate debit items was 69%.


END